EXHIBIT 99.2

                             LETTER TO SHAREHOLDERS
                          REGARDING SUBSCRIPTION RIGHT

                 [CITIZENS COMMUNITY BANK OF FLORIDA LETTERHEAD]





______________, 1998



Dear Shareholder:

         We are pleased to annouce that Citizens Community Bancorp, Inc. ("CCBI"), a Florida corporation and parent of Citizens Community Bank of Florida ("Bank"), is offering up to 1,000,000 shares of Common Stock. CCBI is offering the shares of Common Stock at a price of $7.50 per share on a priority basis first in the Initial Offering to shareholders as of the Record Date, and Depositors (defined for purposes of the Offering as Florida residents who have a demand account with the Bank which has a $1,000 minimum balance as of the Record
Date) the right to purchase up to 5,000 shares of Common Stock, and then in a Community Offering to certain members of the general public at $7.50 per share. Net offering proceeds will increase the capital of CCBI and support future growth of both companies.

         We have enclosed the following materials which will help you learn more about the merits of CCBI's Common Stock as an investment. Please read and review the materials carefully.

         PROSPECTUS:   This  document   provides   detailed   information  about
         operations at CCBI and the proposed Offering.

         STOCK ORDER FORM & CERTIFICATION FORM: This form is used to purchase common stock by returning it with your payment in the enclosed business reply envelope. The deadline for ordering Common Stock in the Initial Offering is 5:00 p.m., Eastern Time, on ____________, 1998. CCBI must sell a minimum of 300,000 shares of its Common Stock by ______________, 1998, or the Offering will be terminated.

         We are inviting existing shareholders the opportunity to buy Common Stock directly from CCBI without paying a commission or a fee. If you have additional questions regarding the Offering, contact the Stock Sales Center at 1-800-895-0955, Voice Mail Box 275, Marco Island, Florida.

                                   Sincerely,
                                   CITIZENS COMMUNITY BANK OF FLORIDA


                                   Richard Storm, Jr.
                                   Chairman of the Board, President/CEO


THE SHARES OF COMMON STOCK BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK FUND, OR ANY OTHER GOVERNMENTAL AGENCY. THIS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS.